October 31, 2024

Paul Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr., Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Registration Statement on Form S-4
           Filed October 1, 2024
           File No. 333-282459
Dear Paul Hickey:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. With reference to your disclosure on page 5, please revise the coverpage to highlight that the closing of the Merger is conditioned on Nasdaq approval for the new listing application.
2. With reference to your tabular disclosure on page 13, please revise to disclose, if true, that Vyome shareholders could receive a maximum of 92.31% of the equity in the combined company. We also note the uncertainty in terms of the timing of the
       Determination Date. Please explain how you will inform shareholders of the exchange ratio once it is established. Also, please tell us how fluctuation in the price of
       the ReShape Shares impacts ReShape   s actual net cash position.
 October 31, 2024
Page 2
Questions and Answers about the Merger..., page 1

3.     Given their impact on the Exchange Ratio, please revise to include a
Summary
       Question and Answer that explains what    put-call    options are and
the reason(s) why
       the Combined Company is issuing them to certain Vyome holders. Discuss the volume of shares subject to the arrangement.
Q: Are Vyome stockholders entitled to appraisal rights?, page 8

4. You state that if the merger is complete, Vyome stockholders who have not waived such rights are entitled to appraisal rights. Please disclose here how Vyome stockholders need to vote if they wish to retain their appraisal rights. We note on page
       130 you state that Vyome stockholders electing to exercise appraisal rights must have not voted "for" or consented to the merger. Please clarify here and on page 130 whether a vote "against" or abstaining from voting is sufficient to retain appraisal rights.
The Combined Company Board and Management After the Merger, page 13

5. Please revise to highlight your disclosure on page 39 regarding the part-time service of certain officers and directors.
Opinion of ReShape's Financial Advisor, page 15

6. With reference to the disclosure on page 113, please revise to highlight that Maxim did not opine on the fairness of the sale of ReShape's business assets. ReShape directors and executive officers and Vyome directors and executive officers have interests in the Merger..., page 26

7. With a view to disclosure here or elsewhere in the proxy-prospectus, please tell us whether officers, directors or affiliates have interests in the ReShape Asset Sale transactions.
The Combined Company's ability to use net operating losses..., page 37

8. Please state the total NOL carryforward you may be eligible to receive. We are substantially dependent on the success of VT-1953 and VT-1908..., page 62

9. You state that you also plan to initiate IND enabling studies followed by Phase 1 and
       2 trials commencing in the last quarter of 2025. Please clarify the product candidate(s)
       you are referencing.
The Merger
Background of the Merger, page 104

10. You state that on September 20, 2023 ReShape entered into a buy-side M&A advisory agreement with Maxim. Please discuss the company's reasons for entering into such agreement.
11. We note the disclosure indicating that ReShape entered into a mutual confidentiality agreement with Vyome on December 20. Revise to explain when and how the parties first met. Identify the individuals involved in those discussions. October 31, 2024
Page 3

12. Please revise to present the material terms of the January 23 submission. Discuss the merger consideration and the plans for ReShape's business assets.
13. You state that in early March you began discussions with potential investors regarding concurrent financing. Please revise to discuss the amount of financing that the parties sought to raise in the financing and how they determined that amount.
14. You state that on March 24, 2024 ReShape submitted an initial draft of the Asset
      Purchase Agreement to Biorad. Please briefly discuss the material terms of the agreement.
Opinion of ReShape's Financial Advisor - Maxim Group LLC, page 112

15. You state that the Maxim Opinion was directed to and for the information of the
      ReShape Board only and was not prepared for ReShape's stockholders or any other person or entity, nor will it grant them any rights or remedies. Investors are entitled to rely on the opinion presented to them in this proxy/prospectus. Please revise this disclosure and the fairness opinion accordingly.
Reshape Valuation Analysis, page 117

16. We note your disclosure on pages 2 and 108 that the Merger Agreement Proposal and the Asset Sale Proposal are conditioned upon one another and that the Asset Sale proceeds will be factored into the Exchange Ratio. Accordingly, please explain why
      Maxim   s valuation analysis reflects ReShape only having $1.5 million in cash as
      opposed to $5.16 million or more at closing.
Certain Vyome Management Prospective Financial Information, page 119

17. Please revise to disclose all material assumptions and contingencies relating to
      Vyome's projections. Discuss material uncertainties, as applicable. Identify material product revenue streams driving the projections for all years presented. For example, it should be clear, if true, that certain product candidate or candidates would need to be commercialized in 2027 to generate the $58.7 million in forecasted revenue.
18.   Please revise to disclose whether and if so how the ReShape Board assessed the
      achievability of the Vyome Forecasts. In this regard, it should be clear whether the
      ReShape Board determined the forecasts to be reasonable and/or reliable for purposes
      of use in Maxim   s valuation models. Here we note the disclosure on page
237
      indicating that Vyome does not expect to generate revenue from sales of any biotechnology product candidates for a number of years, if ever. Miscellaneous, page 119

19. Please revise to disclose the fee payable to Maxim and any conditions to payment.
      Also, we note that you entered into a buy-side M&A advisory agreement. Please tell us whether you entered into a sell-side M&A advisory agreement or similar arrangement with respect to the sale of substantially all of your non-cash assets.
Concurrent Financing, page 122

20. Please revise to disclose the method or methods the parties will use to value the combined company.
 October 31, 2024
Page 4

Certain U.S. Federal Income Tax Consequences, page 124

21. Please revise to disclose the material tax consequences to the ReShape holders of the
      Merger and Asset Sale transaction(s). Also, revise the Summary section to describe these consequences.
Description of Vyome's Business, page 168

22. Please revise to discuss Vyome's operating plan, including its plans for allocating the proceeds from the Merger, Asset Sale and Concurrent Financing. With reference to the pipeline table on page 173, revise to discuss how Vyome plans to allocate the proceeds across the four identified programs and which phase or phases of development are planned for that funding.
Our Programs, page 169

23. We note that you make several assertions regarding the safety and/or efficacy of the product candidates VT-1908 and VT-1953. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. Please present clinical trial end points and objective trial data without concluding efficacy. You may state that your product is well tolerated, if true. For instance, and without limitation, we note the following statements:
          "VT-1908 exhibited efficacy..." (pg. 169)
          "...the active agent in VT-1953 is more effective..." (pg. 176) "...was more effective in reducing inflammation..." (pg. 176)
          "The safety of VT-1953 2% gel has been established..." (pg. 179) "Figure 7... demonstrating the safety..." (pg. 179)
          "...as we set the benchmark for clinical efficacy..." (pg. 182) "Figure 11. VT-1908 eye drop is effective..." (pg. 183)
          "Figure 16... with excellent safety..." (pg. 186)
          "VT-1953 demonstrated excellent efficacy..." (pg. 187)

24. Please tell us your basis for asserting that "off-label" oral use of this active agent is clinically effective in uveitis. In this regard, we note that efficacy determinations are solely within the authority of FDA and similar foreign regulators.
Our Strategy, page 170

25. We note your disclosure on page 62 indicating that you have not yet had meetings with FDA regarding the Phase 3 trial protocols or for obtaining orphan drug designation for VT-1953. Accordingly, please tell us whether you have a basis to disclose that your clinical trial will be pivotal, short and/or conducted with small patient populations. Provide context to any disclosures that speculate as to the size or duration of any trial where the trial protocols have not been determined. October 31, 2024
Page 5

Vyome's differentiated development engine, page 171

26. We note that FDA approves drugs to treat specific indications. Accordingly, please revise the penultimate paragraph on page 172 to avoid the implication that FDA provides general approval for use of a molecule.
27. You state that in parallel to focusing on rare immune-inflammatory diseases as your initial indication for drug development you are also mapping non-orphan indications that mechanically overlap with the orphan indications. Please clarify, if true, that clinical trials for non-orphan indications typically take a longer time to complete.
Vyome's Product Portfolio, page 173

28. We note your pipeline table includes an unidentified "Discovery" program to treat an undisclosed indication or indications. Given the stage of development and the lack of information about the drug candidate, please revise to remove this program from the pipeline table.
29. We note that your pipeline table includes a row for MRT Platform similar to your current programs under development. Please tell us your basis for including the MRT
       Platform in this table. In this regard, please tell us and, if applicable, clarify whether the MRT Platform was used to develop a new drug product that followed the IND/NDA pathway or a similar pathway in India.
Our solution for treating symptoms of MFW, page 175

30. You state here that VT-1953 is being developed as a "first in class" topical gel; on page 169 that VT-1953 will be the first approved treatment; and on page 185 that VB-
       1953 is a best in class product for the treatment of inflammatory acne. Please remove references throughout your prospectus to potential "first in class" and "best in class"
       when describing your product candidate as these descriptions imply an expectation of regulatory approval and are inappropriate given their development status and uncertainty with respect to securing marketing approval.
Pre-Clinical Studies, page 177

31. We note you present Cmax, AUC, and Tmax values. At first use, please define the terms and the significance of each results shown.
32. You state that Vyome conducted a Phase 1 open-label, safety, tolerability and pharmacokinetic study of VT-1953 in patients with moderate to severe facial acne.
       Please clarify if any Phase 1 studies were conducted for the treatment of MFW.
33. You state that a Phase 2 proof of concept study was conducted. Please expand your description of the trial to provide specific details, parameters, and results of the trial, including:
           dates of the trial and location;
           identity of trial sponsor(s);
           trial design;
           patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
 October 31, 2024
Page 6

             duration of treatment and dosage information;
             primary and secondary endpoints; and
             discussion of results, including adverse events and serious adverse events, if any.
34. You state that based on your observations you aim to initiate a pivotal study to test the efficacy of VT-1953 in malodorous MFW in early 2025. We note you reference a
       Phase 1 and Phase 2 study on page 179, but it is currently unclear whether such studies refer to product candidate VT-1953 for the indication of malodorous MFW.
       To the extent such studies do not relate to VT-1953 for the malodorous
MFW
       indication, please explain why you believe you are in a position to initiate pivotal studies in early 2025.
Investigator-initiated study of VT-1953 in MFW, page 180

35. You state that an open-label investigator-initiated proof of concept study was conducted to evaluate the safety and efficacy of VT-1953. You also discuss an investigator-initiated, open label, single-arm clinical study in patients in India with moderate to severe vulgaris. We note your disclosure on page 68 stating that you do not control these trials and that you hope to obtain a license to access the use and reference of such data. Accordingly, please revise the Business section to explain that you did not conduct this study and that it was conducted by a third-party. To the extent that you currently do not have the right to reference such data, please revise to explain whether and if so how this impacts your ability to conduct Phase 3/pivotal trials.
Other pipeline opportunities, page 184

36. You state that a Phase 1 open-label study was conducted in the US. Please expand your description of the trial to provide specific details, parameters, and results of the trial, including the dates of the trial, identity of trial sponsor(s), primary and secondary endpoints; and discussion of results, including adverse events and serious adverse events, if any.
37. You state two Phase 2 studies were conducted, one in the Dominican Republic and another in the US. Please include the date of the trials, identity of the sponsor(s), and discussion of results, including adverse events and serious adverse events, if any.

Patent Portfolio, page 188

38. We note your table listing all patents as of the date of this prospectus. Please revise to include the type of patent protection (e.g., composition of matter, use, or process), the date of expiration, and whether the patents have been granted or whether patent applications are pending.
Commercialization, page 190

39. You state that you have commercialized three products based on MRT Technology in
       India in partnership with Sun Pharma. Please disclose the material terms of your partnership arrangements, including a description of each party's rights and obligations, a quantification of any payment obligations, including any royalty fees or
 October 31, 2024
Page 7

       milestone payments, and a summary of the material terms and termination provisions.
       Please also file the agreement or agreements as exhibits in accordance with Item
       601(b)(10) of Regulation S-K or, alternatively, explain why you are not required to do
       so.
Employment Agreements, page 212

40. We note that Vyome has employment agreements with Venkat Nelabhotla and Robert Dickey who will be the combined company's Chief Executive Officer
and
       Chief Financial Officer, respectively. Please include a description of any severance provisions or explain that there are none.
Results of Operations, page 232

41. You state that the Company derives revenue from the sale of products, including royalties related to sales of such products from one costumer, Sun Pharma. Please include an appropriate risk factor highlighting the risks associated with deriving all your revenue from one customer.
Comparison of Stockholder Rights, page 249

42.    You state on page 249 that upon consummation of the merger, the rights of the
       stockholders of ReShape will be governed by the ReShape charter and the amended bylaws of ReShape. We also note that your forum selection provision on page 252 identifies the Court of Chancery of the State of Delaware as the exclusive forum for
       certain litigation, including any    derivative action.    Please
disclose whether this
       provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities
       Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 31, 2024
Page 8



       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Brett Hanson, Esq.